ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

VIZSLA SILVER CORP.

(the "Company")

October 3, 2025

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102")

In accordance with section 11.3 of NI 51-102 and following the annual general and special meeting of the shareholders of the Company held on October 2, 2025 (the "Meeting"), we hereby advise of the following voting results as tabulated at the Meeting:

Total Shares issued and outstanding at record date of August 18, 2025	343,974,193
Total Shares represented at the Meeting in person or by proxy	181,024,637
Percentage of total Shares represented at the Meeting	52.63%

1. Number of Directors

Based on the proxies received and a show of hands by Shareholders present at the meeting, the resolution to set the number of directors to seven was approved.  These were the results:

VOTES
# FOR	% FOR	# AGAINST	% AGAINST
180,276,999	99.59%	747,638	0.00%

2. Election of Directors

Based on the proxies received and a show of hands by Shareholders present at the meeting, the following individuals were elected as directors of the Company to serve until the next annual shareholders' meeting or until his or her successor is duly elected or appointed, with the following results:

NAME OF NOMINEE	VOTES
	# FOR	% FOR	# WITHHELD	% WITHHELD
Craig Parry	142,232,974	90.16%	15,522,019	9.84%
Michael Konnert	157,248,738	99.68%	506,255	0.32%
Simon Cmrlec	149,820,332	94.97%	7,934,661	5.03%
Harry Pokrandt	154,002,022	97.62%	3,752,971	2.38%
David Cobbold	146,439,556	92.83%	11,315,437	7.17%
Eduardo Luna	157,485,475	99.83%	269,519	0.17%
Sukhjit Gill	156,375,983	99.13%	1,379,011	0.87%

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3. Appointment of Auditors

Based on the proxies received and a show of hands by Shareholders present at the meeting, MNP LLP was appointed as the Company's auditor for the ensuing year and the directors were authorized to determine remuneration to be paid to the auditor and the following were the results:

VOTES
# FOR	% FOR	# WITHHELD	% WITHHELD
180,205,110	99.55%	819,525	0.45%

4. Omnibus Equity Incentive Compensation Plan

Based on the proxies received and a show of hands by Shareholders present at the meeting, the Omnibus Equity Incentive Compensation Plan was authorized, approved and confirmed.  The following were the results:

VOTES
# FOR	% FOR	# AGAINST	% AGAINST
133,955,271	84.91%	23,799,722	15.09%

5. Alteration of the Company's Articles

Based on the proxies received and a show of hands by Shareholders present at the meeting, the alteration to the Company's Articles was authorized, approved and confirmed.  The following were the results:

VOTES
# FOR	% FOR	# AGAINST	% AGAINST
156,853,201	99.43%	901,792	0.57%

All of the above matters are described in greater detail in the Information Circular provided to the Company's shareholders prior to the Meeting and is available on the Company's profile on SEDAR+ and EDGAR.

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